                                               Filed by Atrix Laboratories, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                       Subject Company: Atrix Laboratories, Inc.
                                                   Commission File No. 000-18231



[LOGO]   QLT INC.     887 Great Northern Way              t 604.707.7000
                      Vancouver, BC Canada V5T 4T5        f 604.707.7001
                                                          www.qltinc.com


 news release

         QLT INC. AND ATRIX LABORATORIES INC. COMBINE TO CREATE LEADING
             PROFITABLE BIOPHARMACEUTICAL COMPANY FOCUSED ON OCULAR,
             ONCLOGY, DERMATOLOGY AND UROLOGY WITH RICH PORTFOLIO OF
          PRODUCTS, PIPELINE AND DRUG-DELIVERY TECHNOLOGIES; STOCK AND
                   CASH TRANSACTION ESTIMATED AT $855 MILLION

COMBINED COMPANY HIGHLIGHTS:

-     PRIMARY MARKETED PRODUCTS, VISUDYNE FOR AMD AND ELIGARD FOR PROSTATE
      CANCER

-     ADDITIONAL REVENUE PRODUCING PRODUCTS IN DERMATOLOGY

-     UNIQUE 6-MONTH ELIGARD PRODUCT CURRENTLY UNDER FDA REVIEW

-     TOPICAL ACNE PRODUCT ATRISONE WITH NDA FILING EXPECTED IN Q3 2004

-     ADDITION OF ATRIX PRODUCT PIPELINE PROVIDES FOR EXCELLENT GROWTH
      OPPORTUNITIES

-     ALLIANCES WITH LARGE PHARMACEUTICAL AND BIOTECHNOLOGY COMPANIES

-     SOLID IP POSITION FOR UNIQUE AND PATENT PROTECTED DRUG DELIVERY
      TECHNOLOGIES

- COMBINATION OF PROFITABLE COMPANIES EXPECTED TO BE ACCRETIVE IN 2006 AND THEREAFTER ON A CASH EPS BASIS

              -- CONFERENCE CALL SCHEDULED FOR 10:00 AM EDT TODAY;
                       DIAL-IN NUMBER IS 1-800-901-5241 --
                               PASSCODE: 31655123


FOR IMMEDIATE RELEASE                                              JUNE 14, 2004

VANCOUVER, BRITISH COLUMBIA AND FORT COLLINS, COLORADO -- QLT Inc. (NASDAQ:QLTI;
TSX: QLT) and Atrix Laboratories Inc (NASDAQ:ATRX) announced today that, after unanimous approval by the boards of directors of both companies, they have signed a definitive agreement, for QLT to acquire 100% of Atrix's common stock for approximately $855 million in stock and cash, taking a significant step toward becoming a fully-integrated, biopharmaceutical company.

In the transaction Atrix shareholders will receive one common share of QLT and $14.61 in cash for each share of Atrix common stock. The transaction offer value is approximately $855 million and the transaction value net of Atrix's cash is $751 million. Atrix shareholders will own approximately 23% of the combined entity and QLT shareholders will own approximately 77%.

"This transaction will accelerate both companies' strategic initiatives and creates a world class biopharmaceutical company with multiple partnered commercial and near commercial products, a strong and diverse revenue base, a robust pipeline and the financial resources to grow faster and create sustainable shareholder value beyond what either company might have achieved independently," said Paul Hastings, President and Chief Executive Officer of QLT Inc. "Atrix is a recently profitable and rapidly growing specialty pharmaceutical company with a rich pipeline of excellent products and unique drug delivery platforms. The company has received FDA approvals for three New Drug Applications within the last two years, formed a growing topical dermatology products business, expanded and enhanced cGMP manufacturing capabilities and established strategic alliances with such pharmaceutical companies as Pfizer, Novartis, Sanofi-Synthelabo, Fujisawa and Aventis."

"We believe this merger brings together two complementary companies creating a growing revenue base of proprietary products, potential marketing opportunities, economies of scale, distribution synergies, complementary product portfolios and expanded manufacturing capabilities that ultimately should enhance shareholder value," said David R. Bethune, Chairman and Chief Executive Officer of Atrix Laboratories. "With its fast growing product, Visudyne, QLT is a profitable biotechnology company with the financial and human resources necessary to accelerate the development of Atrix's pipeline. Together, we can maximize the combined company's core technologies to develop novel products and ultimately achieve our goal of becoming a fully-integrated leading biopharmaceutical company."

QLT has established a strong franchise in ocular disease and a growing focus in other therapeutic areas including dermatology, oncology and urology - a strong complementary fit with Atrix's therapeutic focus. With this transaction, both QLT and Atrix take a significant step toward fulfilling their strategic objectives. The combined entity will:

- Diversify its revenue base and product portfolio with two lead marketed products, Visudyne for age-related macular degeneration (AMD) and Eligard for prostate cancer;

- Potentially have two additional products on the market by 2005, an improved 6-month, sustained release formulation of Eligard and Atrisone, a topical acne product;

-     Deliver multiple clinical milestones near term from combined pipeline

- Further strengthen its revenue base with the expanding dermatology business;

- Strengthen the commitment to internal product/pipeline development and R&D initiatives with 300 dedicated R&D employees;

- Leverage Atrix's novel Atrigel sustained release technology to develop next-generation protein and peptide therapeutics for systemic and ocular delivery;

- Have the ability to develop a commercial organization over time to market its products; and

- Continue to license its unique patented technologies to pharmaceutical and biotechnology companies;

TRANSACTION TERMS

The transaction is structured as a tax-free reorganization, and as such Atrix shareholders will generally recognize gain (but not loss) only to the extent of cash received in the transaction. The transaction is subject to approval by the shareholders of both companies, as well as customary regulatory approvals and satisfaction of other customary closing conditions and is expected to be completed in the second half of 2004.

PROFILE OF THE COMBINED COMPANY:

In addition to a strong balance sheet with over $300M in cash, the combined company expects annual revenue growth of 15% to 20%. The company is targeting a 2006 Gross R&D spend of approximately $75 to $85 million and Net R&D (net of partner funding) of approximately $60 to $70 million.

On a cash EPS basis, in other words, excluding the amortization of acquired intangibles, the transaction is expected to be accretive in 2006 and thereafter, based on the company's R&D plan. The company is targeting a long-term cash EPS compound annual growth rate of 20% to 25%.

QLT's Board of Directors will be expanded from 8 to 10 members. Atrix's Board of Directors will designate the additional two members, one of whom will be Atrix's current CEO, David Bethune, who will be appointed as non-executive Vice Chairman of the Board of Directors of QLT for a period of at least 3 months following consummation of the transaction.

QLT is committed to retaining the best management team for the combined company and recognizes that many of the current members of the Atrix senior management team are complementary to QLT's management team.

QLT will welcome and maintain Atrix's operations in Fort Collins, CO housing the cGMP manufacturing facility, the dermatology business, and certain development programs currently underway by the Atrix team. Michael Duncan, presently Vice-President and General Manager of Atrix, will become Vice President and General Manager of QLT's Fort Collins facility.

KEY PRODUCT HIGHLIGHTS:

The new QLT product portfolio will include two successfully marketed and partnered products, as well as growing revenues from the dermatology business in collaboration with Sandoz.

VISUDYNE(R) (QLT) is the only drug approved for the treatment of wet AMD and has been used in more than 250,000 patients worldwide. Visudyne is commercially available in more than 72 countries for the treatment of predominantly classic subfoveal CNV and in over 40 countries for occult subfoveal CNV caused by AMD. Visudyne is reimbursed in the U.S. by the Center for Medicare and Medicaid Services for certain patients with the occult and minimally classic forms of wet AMD. It is also approved in more than 55 countries, including the EU, U.S. and Canada, for the treatment of subfoveal CNV due to pathologic myopia (severe near-sightedness). In some countries Visudyne is also approved for presumed ocular histoplasmosis or other macular diseases. Visudyne is developed and commercialized through an alliance with Novartis Opthalmics. Visudyne sales in 2004 are expected to reach $430 to $455 million.

ELIGARD(R) (Atrix) is an extended release injectable depot for the treatment of prostate cancer. One, three and four month formulations were approved and launched in 2002/2003. Approval for the unique 6-month dosage formulation is anticipated in early 2005. This product could have a significant lead over competitive products such as Takeda-Abbott's Lupron (worldwide sales $1.56 billion). Eligard is marketed in the U.S. and Canada through a partnership with Sanofi-Synthelabo. Additional partnerships with other leading pharmaceutical companies maximize the potential for Eligard in the rest of the world. Partnerships throughout the rest of the world include: Yamanouchi/Medigene - Europe, Mayne Pharmaceuticals - Australia and New Zealand and Technofarma - South America/Mexico.

The DERMATOLOGY PORTFOLIO is made up of both proprietary and generic products. The lead proprietary product is Atrisone. Atrisone has recently completed a Phase III trial and has a targeted NDA submission date in Q3 2004. Several other proprietary products are currently in development. The Generic business which is part of a 50/50 joint venture with Sandoz, a division of Novartis, leverages Atrix's expertise in manufacturing and formulation and provides near-term and long-term revenue growth potential. Atrix received 6 ANDA approvals from the FDA, has launched 5 generic dermatology products, and has an additional 4 ANDA's currently under review with multiple product candidates in the development pipeline.

COMBINED PRODUCT PIPELINE/R&D HIGHLIGHTS:


Product                   Description               Indication          Development Status
----------------------------------------------------------------------------------------------


ELIGARD(R)                Extended release          Prostate Cancer     NDA-filed
6-MONTH                   leuprolide acetate
                          injectable depot

ATRISONE(TM)              Dapsone                   Acne                Completed Phase III; NDA
                          (anti-inflammatory/                           to be filed.  North
                          anti-microbial) in a                          American partnership with
                          topical gel formulation                       Fujisawa.

                          Dapsone in a topical      Rosacea             Early clinical
                          cream formulation                             development.  Partnership
                                                                        with Fujisawa.

ATRIGEL-OCTREOTIDE        1- and 3-month            Carcinoid tumors,   Phase I
DEPOT                     sustained release         acromegaly

                          Atrigel depot
                          formulations of           Diabetic
                          Octreotide                Retinopathy

                          3-month formulation       Diabetic            Preclinical testing in 2005
                                                    retinopathy


QLT0074 (LEMUTIPORPHIN)   Third generation          Benign prostatic    Phase I/II ongoing
                          photodynamic therapy      hyperplasia

                                                    Androgenetic        Phase II ongoing
                                                    alopecia

                                                    Moderate-to-        Phase I planned in 2004
                                                    severe acne

ATRIGEL/PYY3-36           Sustained release         Antiobesity         Preclinical
                          formulation of PYY3-36,
                          peptide that reduces
                          appetite

ANTI-PSORIATIC            Topical drug with         Autoimmune skin     Preclinical
TOPICAL PRODUCT           potentially durable       diseases such as
                          responses                 psoriasis, atopic
                                                    dermatitis

MICRaS(TM)                Atrigel-based             Locally advanced    Preclinical
                          formulation of            solid tumors
                          radiopharmaceutical
                          agent 125IUDR

ATRIGEL-RISPERIDONE       Sustained release of      Schizophrenia       Preclinical
                          anti-psychotic drug

ILK INHIBITORS            Small molecule compounds  Cancer,             Preclinical
                                                    inflammation,
                                                    kidney and eye
                                                    diseases

ATRIGEL-GHRP-1            Sustained release         Growth promotion,   Phase I
                          formulation of GHRP-1     muscle wasting

OPHTHALMICS               Atrigel formulations                          Preclinical


INVESTMENT COMMUNITY CONFERENCE CALL AND WEBCAST

There will be a joint conference call today at 10:00 am EDT to discuss the proposed acquisition. If you would like to participate, please call 1-800-901-5241 (in North America) or 617-786-2963 (International), pass code:
31655123. A replay of this call will be available on both companies' website at www.qltinc.com and www.atrixlabs.com. Reporters and the public are invited to listen to the call, which will be webcast via both companies' websites.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. These statements include statements relating to QLT's future financial and operating results and its proposed acquisition of Atrix, including our expectation that the acquisition will be successfully completed, anticipated revenue, dilution and/or accretion, earnings per share, approval of products, scope of research and development commitments, expected synergies, timing of closing, execution of integration plans and management and organization structure resulting from the proposed acquisition, and the tax treatment of the transaction for Atrix shareholders. Words such as "expects," "anticipates," "intends," "plans," "will," "believes," "seeks," "estimates," "should," "may," "could" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management's current expectations and beliefs and actual events or results may differ materially.

There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements, including, but not limited to, the ability of the companies to obtain shareholder and regulatory approvals for the transaction or the risk that the proposed acquisition fails to close due to closing conditions not being satisfied, prevailing conditions in the capital markets or for any other reason, the reaction of customers, suppliers, marketing and collaboration partners and other third parties to the proposed acquisition and the risk that the businesses of the two companies suffer due to uncertainty, the potential inability of the two parties to successfully execute their integration strategies or achieve planned synergies, the diversion of management's time on acquisition-related issues, uncertainties regarding the two companies' future operating results, the risk that future sales of Visudyne(R) and Eligard may be less than expected, currency fluctuations in QLT's primary markets, uncertainty and timing of pricing and reimbursement relating to Visudyne(R), uncertainty regarding the outcome of the pending litigation against QLT and Atrix, the timing, expense and uncertainty associated with the regulatory approval process for products, the safety and effectiveness of the two companies' products and technologies, the ability of the companies' marketing partners to successfully market their respective products, Atrix's expectation of receiving royalties on sales of its products and its plans to manufacture certain of its products at its facility in Fort Collins, Colorado, the timing of new product launches by QLT, Atrix or their competitors, general competitive conditions within the biotechnology and drug delivery industry and general economic conditions, and other risks that are described in QLT's Annual Report on Form 10-K filed with the SEC on March 12, 2004, and its filings with Canadian securities regulatory authorities, or described in Atrix's Annual Report on Form 10-K filed with the SEC on March 3, 2004. Forward-looking statements are based on current expectations and neither company assumes any obligation to update such information to reflect later events or developments, except as required by law.

ADDITIONAL INFORMATION

In connection with QLT's proposed acquisition of Atrix, QLT intends to file with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF QLT AND ATRIX ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QLT, ATRIX AND THE ACQUISITION. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by QLT or Atrix with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by QLT by directing a request to: QLT Inc., 887 Great Northern Way, Vancouver, BC, Canada, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Atrix by contacting Atrix Laboratories, Inc., 2579 Midpoint Drive, Fort Collins, CO, Attn: Investor Relations.

QLT, Atrix and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of QLT and Atrix in favor of the acquisition. Information about the executive officers and directors of QLT and their ownership of QLT common shares is set forth in the proxy statement for QLT's 2004 Annual Meeting of Shareholders, which was filed with the SEC as Exhibit 99.1 to Form 10-K/A on April 28, 2004. Information about the executive officers and directors of Atrix and their ownership of Atrix common stock is set forth in the proxy statement for Atrix's 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of QLT, Atrix and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.

BACKGROUND ON QLT INC. AND ATRIX LABORATORIES INC.

QLT INC. (Nasdaq: QLTI; TSE: QLT) is a global pharmaceutical company specialising in the discovery, development and commercialisation of innovative therapies to treat cancer, eye diseases and niche areas for which treatments can be marketed by a specialty sales force. Combining expertise in ophthalmology, oncology and photodynamic therapy, QLT has commercialised two products to date, including Visudyne therapy, which is the most successfully launched ophthalmology product ever. For more information, visit our web site at www.qltinc.com

ATRIX LABORATORIES, INC. (Nasdaq: ATRX) Atrix Laboratories, Inc. is an emerging specialty pharmaceutical company focused on advanced drug delivery. With unique patented sustained release and topical technologies, Atrix is currently developing a diverse portfolio of proprietary products, including oncology and dermatology products. The company also partners with large pharmaceutical and biotechnology companies to apply its proprietary technologies to new chemical entities or to extend the patent life of existing products. Additional information is available on the Atrix Laboratories, Inc. website at www.atrixlabs.com




CONTACTS:

QLT Inc.:
Vancouver, Canada
Therese Hayes/Tamara Hicks
Telephone:  604-707-7000 or 1-800-663-5486
Fax:        604-707-7001

Atrix Laboratories Inc.:
Michael Duncan
Telephone:  970-482-5868